GOLDEN GREEN ENTERPRISES LIMITED
No. 69 Huaibei Street, Longhai Middle Road
Zhengzhou 451191
People’s Republic of China
Tel: (011) 86371-6897-0951

November 5, 2009

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Dietrich King, Esq.

Re:	Golden Green Enterprises Limited Amendment No. 2 to Registration Statement on Form F-1 Filed on October 30, 2009 File No. 333-161924

We hereby submit the responses of Golden Green Enterprises Limited (“Golden Green” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 4, 2009, providing the Staff’s comments with respect to the above referenced registration statement on Form F-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Fee Table

1.
We note that you have added the number of shares to be registered to the fee table.  Please add a footnote to the row “Ordinary Shares, no par value” to disclose that the 4,181,817 shares noted in this row consists of the 3,636,363 ordinary shares you are offering and 545,454 ordinary shares to cover over-allotments.

Company Response:  We have added a footnote #3 to the fee table indicating that the amount of shares to be registered includes ordinary shares that are the subject of the underwriters’ option to solely cover over-allotments

The Offering, page 6

2.	Please add the 545,454 ordinary shares to cover over-allotments to this disclosure.

Company Response: We have added a footnote indicating the number of “Ordinary shares offered” assumes that the underwriter will not exercise its over-allotment option to purchase .

Exhibit 5.1

3.	Please have counsel delete the assumption in clause (f) of the second full paragraph on page two. The matters assumed should be readily ascertainable by counsel.

Company Response:  The assumption in clause (f) in the legal opinion of Conyers Dill & Pearman (the “BVI Opinion”) has been modified to remove matters readily ascertainable by counsel while preserving assumptions with respect to matters that are not, and cannot be, currently known or ascertainable.

4.
Please have counsel delete the assumption in clause (i) of the second full paragraph on page two.  The binding effect of the warrants under New York law is a required opinion and cannot be assumed by counsel.

Company Response: Clause (i) of the BVI Opinion has been deleted.

5.	Please tell us why counsel needs the assumption in clause (j) of the second full paragraph on page two. Alternatively, counsel can simply delete this assumption.

Company Response: Clause (j) of the BVI Opinion has been deleted.

6.
We note counsel’s statement on page three that “[t]his opinion is issued solely for the purposes of the filing of the Registration Statement, and is not to be relied upon in respect of any other matter.”  This statement suggests that investors cannot rely on the opinion.  Please have counsel delete this statement.

Company Response:  The statement on page three of the BVI Opinion that “[t]his opinion is issued solely for the purposes of the filing of the Registration Statement, and is not to be relied upon in respect of any other matter.” has been deleted.

7.
Please provide an opinion of counsel that the warrants are binding obligations under New York law.  The opinion in numbered paragraph three on page three is not acceptable as its scope is ambiguous and it is limited to the laws of the British Virgin Islands.

Company Response:  We have filed as Exhibit 5.2 to the Registration Statement an opinion rendered by Pillsbury Winthrop Shaw Pittman LLP to the effect that the Representative’s Warrants are binding obligations of the Company under New York law.

Please note we have filed as Exhibit 99.2 to the Registration Statement a form of legal opinion of Jingtian& Gongcheng, the People’s Republic of China Counsel of the Company.  We have received a written consent from Jingtian & Gongcheng with respect to the filing of such opinion as an exhibit to the Registration Statement.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86)371-6897-0951 or Joseph Tiano, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8233.

Sincerely,

Golden Green Enterprises Limited

By:	/s/ Mingwang Lu
Mingwang Lu
Chief Executive Officer